FORM 4
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Pubic Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Form 3 Holdings Reported

X Form 4 Transactions Reported

1.   Name and Address of Reporting Person

     Rayat,     Harmel        S.
     ------     ------        --
     (Last)      (First)       (Middle)

     216-1628 West 1st Avenue
     ------------------------
               (Street)

     Vancouver, B.C.             V6J 1G1
     ---------------             -------
     (City)         (State)             (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     MedCare Technologies, Inc. (MCAR)
     ---------------------------------

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year

     March 2001
     ----------

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)

     X    Director            X  10% Owner

            Officer (give title below)      X   Other (specify below)

                                                 Chairman of the Board


Table 1 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.  Title       2.  Trans-      3. Trans     4. Securities Acquired (A) or      5.  Amount of        6.  Owner-     7.  Nature of
    of              action         action       Disposed of (D)                 Securities Bene-         ship           Indirect
    Security        Date           Code                                         ficially Owned           Form:          Beneficial
                   (Month/                      Amount     (A) or    Price      At End of                Direct         Ownership
                    Day/                                    (D)                 Issuer's                (D) or
                    Year)                                                       Fiscal Year              Indirect (I)

Common             01/01            P              800,000    A      $0.05          800,000               D
Stock

Common             03/01            P            3,000,000    A      $0.05        3,000,000               D


TableII - Derivative  Securities  Acquired,  Disposed of, or Beneficially  Owned
     (e.g., puts, calls, warrants, options, convertible securities)


1.Title of   2.Conver-   3.Trans-  4.Trans-  5.Number of     6.Date Exer-  7.Title and  8.Price    9.Number   10.Owner- 11.Nature
  Derivative   sion or     action    action    Derivative      cisable and   Amount of    of Deriv-  of Deriv-   ship of   of
  Security     Exercise    Date      Code      Securities Ac-  Expiration    Underlying   ative      ative       Deriv-    Indirect
               Price of   (Month/              quired (A) or   Date          Securities   Security   Secur-      ative     Bene-
               Deriv-      Day/                Disposed of    (Month/Day/                            ities       Secur-    ficial
               ative       Year)               (D)             Year)                                 Bene-       ity:      Owner-
               Security                                                                              ficially    Direct    ship
                                               (A)   (D)    Date    Expira-  Title       Amount      Owned       (D)
                                                            Exer-   ation                Number of   At End       or In-
                                                            cisable Date                 Shares      Of Year      direct(I)

                                                                             Common
Warrants      $0.05        01/01    J         4,000,000   A   01/01          Stock        4,000,000     $0.05      4,000,000     D

Preferred                                                                    Common
Series B      *see below   01/01    J         Variable    A   01/01          Stock        Variable    *see below   Variable      D

                                                                             Common
Warrants      $0.05        03/01    J         3,000,000   A   03/01          Stock        3,000,000     $0.05      3,000,000     D


* The conversion price for the Preferred Series B is the lesser of the following

(a) The Fixed Conversion Price: Equal to 125% of the average of the closing bid prices for our Common Stock during the five consecutive trading days immediately preceding the issuance date of the applicable shares of the Series B Preferred Stock. The Fixed Conversion Price for the Series B Preferred Stock is $7.80.

(b) The Variable Conversion Price: Equal to the lower of (1) the closing bid price on the day the holder delivers the required notice of its intention to convert and (2) the average of the ten lowest closing bid prices in the 40 trading days immediately preceding the date such notice is given.

The "Conversion Amount" per share of Series B Preferred Stock is $10,000, plus any dividends that have accrued but have not been paid, plus any default interest (equal to 15% per annum) for dividends which the Company elects to pay in cash but have failed to pay on a timely basis.

Explanation of Responses: In Item 4, Transaction Code "J" is listed because the options continue to be held by the original issuee. No options have been converted into stock or otherwise disposed of.

/s/ Harmel S. Rayat                                            March 28, 2001
-------------------                                            --------------
**Signature of Reporting Person                                      Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).